UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

RESEARCH FRONTIERS INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	11-2103466
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

240 Crossways Park Drive
Woodbury, New York	11797
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be
registered

None	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to purchase Common Stock

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Securities to be Registered.

     On February 18, 2003, the Board of Directors of Research Frontiers Incorporated (the “Company”) (a) authorized the adoption of the Rights Agreement, dated February 18, 2003 (the “2003 Agreement”), between the Company and Continental Stock Transfer & Trust Company (the “Rights Agent”), and authorized and declared a dividend of one right (a “Right”) in respect of each share of Common Stock (“Common Stock”) of the Company held of record as of the close of business on March 3, 2003.

     Pursuant to the 2003 Agreement, on February 11, 2013, the Board of Directors of the Company authorized the adoption of the Restated and Amended Stockholder Protection Rights Agreement, dated as of February 11, 2013 (the “Restated and Amended Rights Agreement”), between the Company and the Rights Agent, which restates and amends the 2003 Agreement to (a) extend the final expiration time of the Rights from February 18, 2013 to February 11, 2023, (b) decrease the Exercise Price of the Rights from $60 to $40, and (c) make certain other changes as set forth therein. The 15% acquisition threshold contained in the 2003 Rights Agreement was not changed. The Board of Directors authorized the adoption of the Restated and Amended Rights Agreement to promote fair and equal treatment of the Company’s stockholders in connection with any initiative to acquire control of the Company. In general terms, the Rights restrict any person or group from acquiring beneficial ownership of 15% or more of the outstanding Common Stock. The Company, its subsidiaries, employee benefit plans of the Company or any of its subsidiaries, and any entity holding Common Stock for or pursuant to the terms of any such plan, are excepted. In addition, any person or group who becomes the owner of 15% or more of the outstanding Common Stock solely as a result of a reduction in the number of shares outstanding due to any repurchase of shares by the Company would be permitted to acquire up to an additional 1% of the outstanding Common Stock. Finally, any person or group who, in connection with an agreement to merge with or acquire the Company, receives an option to acquire shares of Common Stock would be excepted. Any person or group who acquires shares of Common Stock in violation of these limitations is known as an “Acquiring Person.” For purposes of the Restated and Amended Rights Agreement, beneficial ownership is defined to include ownership of options, warrants, convertible securities, stock appreciation rights, swap agreements or other securities, contract rights or derivative positions, whether or not presently exercisable.

     The Rights will not prevent a takeover of the Company, but may cause substantial dilution to a person that acquires 15% or more of the Common Stock.

The Rights

     The Rights will initially trade with, and will be inseparable from, the Common Stock. The Rights will not be evidenced by separate certificates until they become exercisable. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that each share of Common Stock will have a Right attached.

Exercise Price

     Each Right will allow its holder to purchase from the Company one share of Common Stock for $40 (or, in certain cases, securities of certain other entities), subject to adjustment in accordance with the terms of the Restated and Amended Rights Agreement, once the Rights become exercisable. Prior to exercise, a Right does not give its holder any dividend, voting or liquidation rights.

Exercise of Rights

     The Rights will separate from the Common Stock and become exercisable at the close of business on the tenth business day (or such later date as the Board of Directors may fix) following (i) the first date of a public announcement by the Company that a person has become an Acquiring Person, (ii) the date on which any Acquiring Person obtains beneficial ownership of more than 50% of the outstanding Common Stock, or (iii) the date that any person or group commences a tender or exchange offer that, if consummated, would result in that person or group becoming an Acquiring Person.

     The date when the Rights become exercisable is referred to as the “Separation Time.” After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that the Rights Agent will mail to all eligible holders of Common Stock.

Consequences of a Person or Group Becoming an Acquiring Person

     Prior to the expiration of the Rights, upon the earlier of (i) the first date of a public announcement by the Company that a person or group has become an Acquiring Person and (ii) the date on which any Acquiring Person beneficially owns more than 50% of the outstanding Common Stock (or such later date as the Board of Directors may fix), each Right will constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Restated and Amended Rights Agreement, that number of shares of Common Stock having an aggregate Market Price (as defined in the Restated and Amended Rights Agreement) equal to twice the then-current Exercise Price for an amount in cash equal to the then-current Exercise Price. On such date, any Rights that are beneficially owned by any Acquiring Person (and such Acquiring Person’s affiliates or associates and, in each case, any transferee thereof) will become null and void.

     Prior to the expiration of the Rights, if there exists an Acquiring Person that controls the Board of Directors or beneficially owns 90% or more of the Common Stock, and the Company is involved in (i) a merger, consolidation or statutory share exchange (or enters into an agreement to undertake any of the foregoing) and either (a) such merger, consolidation or share exchange is with the Acquiring Person or any of its affiliates or associates, or (b) any term of such merger, consolidation or share exchange relating to the treatment of capital stock of the Company that is beneficially owned by the Acquiring Person is not identical to the terms of such transaction relating to capital stock that is beneficially owned by other holders, or (ii) a sale of more than 50% of the Company’s assets or earning power, each Right will constitute the right to purchase from the resulting entity, upon exercise of such Right in accordance with the Restated and Amended Rights Agreement, that number of shares of common stock of such entity having an aggregate Market Price equal to twice the then-current Exercise Price for an amount in cash equal to the then-current Exercise Price.

Exchange by the Company

     After a Person becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Stock, the Board of Directors may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Redemption by the Company

     The Board of Directors may redeem the Rights for $0.0001 per Right at any time prior to the Separation Time. The redemption price may, at the option of the Company, be paid in cash or in shares of Common Stock or other securities of the Company. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, holders of Rights will only be entitled to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted in the event of a stock split or stock dividend with respect to the Common Stock.

Expiration of Rights

     The Rights will generally expire on February 11, 2023. The expiration date of the Rights can be extended with the approval of the Board of Directors.

Anti-Dilution

     There may be adjustments to, among other things, the Exercise Price, the number of shares of Common Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Common Stock.

Amendment

     The terms of the Restated and Amended Rights Agreement may be amended by the Board of Directors prior to the Separation Time without the consent of the holders of the Rights. The Board of Directors may not amend the Restated and Amended Rights Agreement after the Separation Time in a way that materially adversely affects the holders of the Rights.

     The foregoing summary of the Restated and Amended Rights Agreement and the Rights is qualified in its entirety by the full text of the Restated and Amended Rights Agreement, a copy of which is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2013 and incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description
Exhibit 4.1	Restated and Amended Stockholder Protection Rights Agreement, dated as of February 11, 2013, between Research Frontiers Incorporated and Continental Stock Transfer & Trust Company, as Rights Agent; Form of Rights Certificate and Form of Election to Exercise, included in Exhibit A to the Stockholder Protection Rights Agreement. (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on February 13, 2013.)

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RESEARCH FRONTIERS INCORPORATED.

Date: February 13, 2013	By	/s/ Seth L. Van Voorhees
Name: Seth L. Van Voorhees
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Restated and Amended Stockholder Protection Rights Agreement, dated as of February 11, 2013, between Research Frontiers Incorporated and Continental Stock Transfer & Trust Company, as Rights Agent; Form of Rights Certificate and Form of Election to Exercise, included in Exhibit A to the Stockholder Protection Rights Agreement. (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on February 13, 2013.)